PENGROWTH ENERGY CORPORATION
BALANCE SHEETS
(Stated in millions of dollars)
(Unaudited)

		As at	As at
	Note	September 30, 2013	December 31, 2012
ASSETS
Current Assets
Cash and cash equivalents		$583.0	$2.7
Accounts receivable		192.3	197.5
Fair value of risk management contracts	14	0.9	12.9
Assets held for sale	4	—	317.3
		776.2	530.4
Fair value of risk management contracts	14	15.2	2.5
Other assets	3	58.7	73.8
Property, plant and equipment	4	4,798.2	5,598.9
Exploration and evaluation assets	5	419.3	563.6
Goodwill	6	681.6	700.7
TOTAL ASSETS		$6,749.2	$7,469.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable		$318.8	$297.5
Dividends payable		20.8	20.5
Fair value of risk management contracts	14	46.5	7.8
Current portion of long term debt	7	—	49.7
Current portion of provisions	8	22.7	22.6
Liabilities associated with assets held for sale	8	—	3.5
		408.8	401.6
Fair value of risk management contracts	14	15.9	19.2
Convertible debentures		236.3	237.1
Long term debt	7	1,366.8	1,480.9
Provisions	8	659.3	849.5
Deferred income taxes	9	236.7	291.3
		2,923.8	3,279.6
Shareholders' Equity
Shareholders' capital	10	4,679.0	4,634.8
Contributed surplus		25.6	22.9
Deficit		(879.2)	(467.4)
		3,825.4	4,190.3
Commitments	16
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$6,749.2	$7,469.9
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2013 Financial Results	28

PENGROWTH ENERGY CORPORATION
STATEMENTS OF INCOME (LOSS)
(Stated in millions of dollars, except per share amounts)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
REVENUES
Oil and gas sales		$414.2	$391.9	$1,210.4	$1,048.7
Royalties, net of incentives		(72.6)	(67.5)	(212.3)	(208.0)
		341.6	324.4	998.1	840.7
Unrealized gain (loss) on commodity risk management	14	(17.9)	(45.4)	(47.9)	31.1
		323.7	279.0	950.2	871.8
EXPENSES
Operating		125.6	125.7	373.3	320.6
Transportation		8.4	5.7	21.6	18.3
General and administrative		24.4	25.7	78.6	75.9
Depletion, depreciation and amortization	4	135.7	161.9	443.9	402.2
Impairment of assets		—	—	—	78.3
		294.1	319.0	917.4	895.3
OPERATING INCOME (LOSS)		29.6	(40.0)	32.8	(23.5)

Other (income) expense items
Unrealized loss on investments	3	—	—	15.0	—
Gain on acquisition		—	—	—	(73.5)
(Gain) loss on disposition of properties	4	154.0	(8.1)	167.7	(10.0)
Unrealized foreign exchange (gain) loss	15	(16.4)	(33.0)	34.8	(35.2)
Realized foreign exchange (gain) loss	15	0.1	—	(1.3)	0.4
Interest and financing charges		23.7	23.6	72.8	60.7
Accretion	8	4.9	5.8	15.6	14.7
Other expense		2.9	7.2	8.6	27.6
LOSS BEFORE TAXES		(139.6)	(35.5)	(280.4)	(8.2)
Deferred income tax reduction	9	(32.3)	(11.7)	(54.6)	(21.9)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(107.3)	$(23.8)	$(225.8)	$13.7
NET INCOME (LOSS) PER SHARE	13
Basic		$(0.21)	$(0.05)	$(0.44)	$0.03
Diluted		$(0.21)	$(0.05)	$(0.44)	$0.03
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2013 Financial Results	29

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CASH FLOW
(Stated in millions of dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(107.3)	$(23.8)	$(225.8)	$13.7
Depletion, depreciation and accretion		140.6	167.7	459.5	416.9
Impairment of assets		—	—	—	78.3
Deferred income tax reduction	9	(32.3)	(11.7)	(54.6)	(21.9)
Contract liability amortization	8	(0.4)	(0.5)	(1.1)	(1.3)
Unrealized foreign exchange (gain) loss	15	(16.4)	(33.0)	34.8	(35.2)
Unrealized (gain) loss on commodity risk management	14	17.9	45.4	47.9	(31.1)
Derivative settlement on senior note repayment		—	—	(1.7)	—
Share based compensation	11	4.4	3.8	12.5	10.9
Unrealized loss on investments	3	—	—	15.0	—
Non-cash gain on acquisition		—	—	—	(73.5)
(Gain) loss on disposition of properties	4	154.0	(8.1)	167.7	(10.0)
Other items		1.0	1.3	0.8	2.3
Funds flow from operations		161.5	141.1	455.0	349.1
Interest and financing charges		23.7	23.6	72.8	60.7
Expenditures on remediation	8	(7.6)	(7.7)	(21.9)	(18.4)
Change in non-cash operating working capital	12	(17.2)	(13.2)	4.6	(45.1)
		160.4	143.8	510.5	346.3
FINANCING
Dividends paid		(62.2)	(75.4)	(185.7)	(228.1)
Bank indebtedness	7	—	33.1	—	(183.5)
Long term debt (repayment) and related derivative settlement	7	—	22.0	(209.6)	496.0
Convertible debentures repayment		—	(59.5)	—	(110.0)
Interest paid		(31.9)	(32.2)	(79.5)	(70.3)
Other financing cost		(1.1)	—	(1.1)	—
Proceeds from equity issues, including DRIP		11.0	41.0	33.2	110.1
		(84.2)	(71.0)	(442.7)	14.2
INVESTING
Capital expenditures		(176.2)	(110.6)	(456.1)	(373.5)
Property acquisitions		(3.0)	(5.5)	(3.9)	(47.9)
Proceeds on property dispositions		626.4	15.2	952.4	17.5
Purchase of injectants		(1.7)	(1.4)	(4.5)	(3.1)
Contributions to remediation trust funds		(0.2)	(0.3)	(1.5)	(3.2)
Change in non-cash investing working capital	12	25.1	29.8	26.1	13.0
		470.4	(72.8)	512.5	(397.2)
CHANGE IN CASH AND CASH EQUIVALENTS		546.6	—	580.3	(36.7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		36.4	—	2.7	36.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$583.0	$—	$583.0	$—
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2013 Financial Results	30

PENGROWTH ENERGY CORPORATION
STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of dollars)
(Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012
SHAREHOLDERS' CAPITAL	10
Balance, beginning of period		$4,667.5	$4,567.3	$4,634.8	$3,525.2
Share based compensation		0.5	0.2	11.0	7.9
Issued under Dividend Reinvestment Plan		11.0	15.0	33.2	49.3
Issued for cash under Premium Dividend Plan ™		—	26.0	—	60.4
Issued on business combination		—	—	—	965.9
Share issue costs, net of tax		—	—	—	(0.2)
Balance, end of period		4,679.0	4,608.5	4,679.0	4,608.5

CONTRIBUTED SURPLUS
Balance, beginning of period		21.3	17.8	22.9	17.7
Share based compensation	11	4.8	3.9	13.7	11.3
Exercise of share based compensation awards		(0.5)	(0.2)	(11.0)	(7.5)
Balance, end of period		25.6	21.5	25.6	21.5

DEFICIT
Balance, beginning of period		(709.6)	(320.7)	(467.4)	(195.7)
Net income (loss)		(107.3)	(23.8)	(225.8)	13.7
Dividends declared		(62.3)	(60.6)	(186.0)	(223.1)
Balance, end of period		(879.2)	(405.1)	(879.2)	(405.1)

TOTAL SHAREHOLDERS' EQUITY		$3,825.4	$4,224.9	$3,825.4	$4,224.9
See accompanying notes to the Financial Statements.

PENGROWTH Third Quarter 2013 Financial Results	31

PENGROWTH ENERGY CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED SEPTEMBER 30, 2013 (Unaudited)
(Tabular amounts are stated in millions of dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Financial Statements include the accounts of the Corporation, and all of its subsidiaries existing in prior periods, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Financial Statements for the three and nine months ended September 30, 2013 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2012 annual Consolidated Financial Statements. The Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2012.
The Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on November 7, 2013.

2.	CHANGES IN ACCOUNTING POLICIES
As disclosed in the December 31, 2012 annual Consolidated Financial Statements, on January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at January 1, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.
COMPARATIVE FIGURES
As of January 1, 2013, certain technical support costs, previously included in operating expenses, are included in General and Administrative ("G&A") expenses. Comparative figures for G&A and operating expenses have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results. As required under IFRS, changes in the accounting for the NAL Energy Corporation business acquisition, completed on May 31, 2012 ("NAL Acquisition"), that arose in the fourth quarter of 2012 were adjusted retrospectively to the second quarter of 2012. Net income and basic and diluted earnings per share comparative figures for the nine months ended September 30, 2012 have been adjusted accordingly.

3.	OTHER ASSETS
OTHER INVESTMENT
Included in other assets on the Balance Sheets are 1.0 million shares of a private corporation with an estimated fair value of $5 million. This investment is classified as fair value through profit or loss. The fair value is based in part on recent private placement equity offerings by the private company. Pengrowth owns a minority interest and does not have significant influence over the private corporation.
As the company is private, the estimated fair value is not based on observable market data and there are restrictions on selling the shares. Therefore, it is uncertain if Pengrowth could realize this value in an open market and, as such, the fair value is subject to revision. The fair value at September 30, 2013 was $5 million (December 31, 2012 – $20 million). An unrealized loss of $15 million was recorded in the second quarter of 2013 (2012 - $nil).

PENGROWTH Third Quarter 2013 Financial Results	32

4.	PROPERTY, PLANT AND EQUIPMENT

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2011	$4,917.8	$69.8	$4,987.6
Expenditures on property, plant and equipment	421.8	4.4	426.2
Acquisitions through business combinations	1,809.8	—	1,809.8
Property acquisitions	51.8	—	51.8
Change in asset retirement obligations	167.9	—	167.9
Divestitures	(19.7)	—	(19.7)
Balance, December 31, 2012	$7,349.4	$74.2	$7,423.6
Expenditures on property, plant and equipment	462.7	1.9	464.6
Property acquisitions	3.9	—	3.9
Transfer from exploration and evaluation assets (note 5)	144.3	—	144.3
Change in asset retirement obligations	(115.9)	—	(115.9)
Divestitures	(1,383.2)	—	(1,383.2)
Balance, September 30, 2013	$6,461.2	$76.1	$6,537.3

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2011	$863.8	$49.4	$913.2
Depletion and amortization for the period	560.2	7.1	567.3
Impairment loss	30.0	—	30.0
Divestitures	(3.1)	—	(3.1)
Balance, December 31, 2012	$1,450.9	$56.5	$1,507.4
Depletion and amortization for the period	438.7	5.2	443.9
Divestitures	(212.2)	—	(212.2)
Balance, September 30, 2013	$1,677.4	$61.7	$1,739.1

Net book value	Oil and natural gas assets	Other equipment	Total
As at September 30, 2013
Long term	$4,783.8	$14.4	$4,798.2
As at December 31, 2012
Current	$317.3	$—	$317.3
Long term	5,581.2	17.7	5,598.9
	$5,898.5	$17.7	$5,916.2
During the nine months ended September 30, 2013, approximately $12.1 million (September 30, 2012 – $7.9 million) of directly attributable general and administrative costs were capitalized to property, plant and equipment ("PP&E").
The calculation of depletion for the nine months ended September 30, 2013 excluded certain capital from the construction phase of the Lindbergh thermal project ("Lindbergh Project") of $244.8 million (September 30, 2012 – $nil).
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the nine months ended September 30, 2013, $2.8 million (September 30, 2012 – $nil) of interest was capitalized on the Lindbergh Project to PP&E using a capitalization rate of 5.7 percent (September 30, 2012 – nil).
In the first nine months of 2013, Pengrowth successfully closed the disposition of its non-core southeast Saskatchewan assets, the non-operated Weyburn property and other minor properties for proceeds of $952.4 million, resulting in pre-tax losses on divestitures of $167.7 million (September 30, 2012 – $10.0 million pre-tax gain).

PENGROWTH Third Quarter 2013 Financial Results	33

5.	EXPLORATION AND EVALUATION ASSETS

Cost or deemed cost
Balance, December 31, 2011	$563.8
Additions	48.1
Impairment loss	(48.3)
Balance, December 31, 2012	$563.6
Transfer to property, plant and equipment	(144.3)
Balance, September 30, 2013	$419.3
In the first quarter of 2013, the Board of Directors sanctioned the first phase of the Lindbergh Project resulting in $144.3 million of exploration and evaluation ("E&E") costs being transferred to PP&E. This transfer represented all of the Lindbergh costs that were in E&E.
During the nine months ended September 30, 2013, $nil (September 30, 2012 – $1.2 million) of directly attributable general and administrative costs related to E&E activities were capitalized.
A substantial portion of the E&E balance relates to a natural gas project in Northeast B.C. The future recoverability of the book value is dependent on expectations of future natural gas prices, which could impact management's decisions relating to drilling commitments and lease retention. In the future, if management decides to not move the project forward, then a significant portion of the E&E balance could be derecognized.

6.	GOODWILL

Cost or deemed cost
Balance, December 31, 2011	$700.7
Balance, December 31, 2012	$700.7
Divestitures	(19.1)
Balance, September 30, 2013	$681.6
Pengrowth has goodwill allocated to several cash generating units ("CGU"). As Pengrowth disposes of certain properties, goodwill associated with the property disposed of is included in the carrying amount of the property when determining the gain or loss on disposal. Unless specific goodwill can be identified to the property disposed of, the amount is measured on the basis of the relative values of the property disposed of and the portion of the CGUs retained.

PENGROWTH Third Quarter 2013 Financial Results	34

7.	LONG TERM DEBT AND BANK INDEBTEDNESS
LONG TERM DEBT

	As at
	September 30, 2013	December 31, 2012
U.S. dollar denominated senior unsecured notes:
50 million at 5.47 percent due April 2013	$—	$49.7
71.5 million at 4.67 percent due May 2015	73.5	70.9
400 million at 6.35 percent due July 2017	411.2	396.8
265 million at 6.98 percent due August 2018	272.3	262.8
35 million at 3.49 percent due October 2019	35.9	34.6
115.5 million at 5.98 percent due May 2020	118.5	114.4
105 million at 4.07 percent due October 2022	107.6	103.8
195 million at 4.17 percent due October 2024	199.8	192.9
	$1,218.8	$1,225.9
U.K. pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	83.2	80.7
U.K. pound sterling denominated 15 million unsecured notes at 3.45 percent due October 2019	24.9	24.1
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15.0	15.0
Canadian dollar 25 million senior unsecured notes at 4.74 percent due October 2022	24.9	24.9
Canadian dollar revolving credit facility borrowings	—	160.0
Total long term debt	$1,366.8	$1,530.6

Current portion of long term debt	$—	$49.7
Non-current portion of long term debt	1,366.8	1,480.9
	$1,366.8	$1,530.6
Pengrowth’s unsecured covenant based revolving credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity. The facility was renewed in July of 2013 and now has a maturity date of July 26, 2017 with all other material terms and conditions remaining unchanged.
This facility carries floating interest rates that are expected to range between 2.5 percent and 4.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At September 30, 2013, the available facility was undrawn (December 31, 2012 – $160 million) and letters of credit in the amount of $30 million (December 31, 2012 – $28 million) were outstanding.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At September 30, 2013, this facility was undrawn (December 31, 2012 – $nil) and reduced by $0.8 million of outstanding letters of credit (December 31, 2012 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

PENGROWTH Third Quarter 2013 Financial Results	35

8.	PROVISIONS
Provisions are composed of asset retirement obligations ("ARO") and contract & other liabilities. The following provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2011	$660.8	$6.3	$667.1
Assumed in business combinations	47.4	—	47.4
Provisions made during the period	4.8	2.0	6.8
Provisions on acquisitions	30.9	—	30.9
Provisions on dispositions	(5.5)	—	(5.5)
Revisions due to discount rate changes (1)	178.1	—	178.1
Provisions settled	(27.6)	—	(27.6)
Other revisions	(40.4)	—	(40.4)
Accretion (amortization)	20.4	(1.6)	18.8
Balance, December 31, 2012	$868.9	$6.7	$875.6
Provisions made during the period	3.5	—	3.5
Provisions on acquisitions	1.0	—	1.0
Provisions on dispositions	(70.3)	—	(70.3)
Revisions due to discount rate changes (2)	(120.4)	—	(120.4)
Provisions settled	(21.9)	—	(21.9)
Accretion (amortization)	15.6	(1.1)	14.5
Balance, September 30, 2013	$676.4	$5.6	$682.0

(1) Relates to the change in the discount rate from 8 percent to 2.5 percent on the ARO balances assumed in the NAL Acquisition and
Lochend business combinations. The offset is recorded in PP&E.
(2) Relates to the change in the risk free discount rate from 2.5 percent to 2.9 percent. The offset is recorded in PP&E.
As at September 30, 2013
Current	$20.6	$2.1	$22.7
Long term	655.8	3.5	659.3
	$676.4	$5.6	$682.0

As at December 31, 2012
Current (1)	$24.0	$2.1	$26.1
Long term	844.9	4.6	849.5
	$868.9	$6.7	$875.6

(1) Includes current liability related to ARO for assets held for sale of $3.5 million.
The following assumptions were used to estimate the ARO liability:

	As at
	September 30, 2013	December 31, 2012
Total escalated future costs ($ millions)	2,232.0	2,414.2
Discount rate, per annum	2.9%	2.5%
Inflation rate, per annum	1.5%	1.5%

PENGROWTH Third Quarter 2013 Financial Results	36

9.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax reduction calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Nine months ended
	September 30, 2013	September 30, 2012
Loss before taxes	$(280.4)	$(8.2)
Combined federal and provincial tax rate	25.31%	25.32%
Expected income tax reduction	$(71.0)	$(2.1)
Foreign exchange (gain) loss (1)	5.9	(3.8)
Effect of change in corporate tax rate	(0.1)	(1.7)
Loss on investments (2)	1.9	—
Gain on acquisition (3)	—	(18.6)
Other non-deductible including share based compensation	8.7	4.3
Deferred income tax reduction	$(54.6)	$(21.9)

(1) Reflects the 50% non-taxable portion of foreign exchange gains and losses.
(2) Reflects the 50% non-taxable portion of investment gains and losses.
(3) Reflects the gain on acquisition relating to the business combination with NAL Energy Corporation.

10.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Nine months ended September 30, 2013		Year ended December 31, 2012
	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	511,804,195	$4,634.8	360,282,162	$3,525.2
Share based compensation (cash exercised)	—	—	71,890	0.5
Share based compensation (non-cash exercised)	1,259,583	11.0	895,357	7.5
Issued for cash under Dividend Reinvestment Plan (DRIP)	6,738,821	33.2	8,289,603	60.1
Issued for cash under Premium Dividend Plan ™	—	—	11,025,949	75.8
Issued on NAL business combination	—	—	131,239,234	965.9
Share issue costs, net of tax (2012 – $0.1)	—	—	—	(0.2)
Balance, end of period	519,802,599	$4,679.0	511,804,195	$4,634.8

11.	SHARE BASED COMPENSATION PLANS
A rolling maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at September 30, 2013, the number of shares issuable under the share based compensation plans, in aggregate, represents 1.9 percent of the issued and outstanding common shares, which is within the limit.

PENGROWTH Third Quarter 2013 Financial Results	37

Share based compensation expense is composed of the following:

	Nine months ended
	September 30, 2013	September 30, 2012
Long term incentive plan	$13.9	$9.6
Deferred entitlement share unit plan (1)	(0.2)	1.7
Total share based compensation	$13.7	$11.3
Amounts capitalized in the period	(1.2)	(0.4)
Share based compensation expense included in net income (loss)	$12.5	$10.9

(1) This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan.
LONG TERM INCENTIVE PLAN ("LTIP")
The following provides a continuity of the LTIP:

(number of share units)	PSUs	RSUs	DSUs
Outstanding, December 31, 2011	573,274	686,134	50,159
Granted	1,157,256	1,581,100	75,997
Forfeited	(117,469)	(128,144)	—
Exercised	(174)	(303,579)	—
Deemed DRIP	110,928	122,532	9,637
Outstanding, December 31, 2012	1,723,815	1,958,043	135,793
Granted	2,603,792	3,286,835	161,024
Forfeited	(266,721)	(334,882)	—
Exercised	(1,738)	(688,551)	(33,925)
Performance adjustment	(157,657)	—	—
Deemed DRIP	229,630	246,890	16,288
Outstanding, September 30, 2013	4,131,121	4,468,335	279,180
PREVIOUS LONG TERM INCENTIVE PLANS
(a) Deferred Entitlement Share Units ("DESU") Plan
The following provides a continuity of the DESUs:

DESUs (1) (number of share units)	Nine months ended September 30, 2013	Year ended December 31, 2012
Outstanding, beginning of period	1,033,291	2,024,142
Forfeited	(6,238)	(102,313)
Exercised	(535,369)	(602,367)
Performance adjustment (2)	(250,456)	(392,448)
Deemed DRIP	32,557	106,277
Outstanding, end of period	273,785	1,033,291

Composed of:
Performance related DESUs	4,573	501,711
Non-Performance related DESUs	269,212	531,580
Outstanding, end of period	273,785	1,033,291

(1)
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. As at September 30, 2013, all of the grants were fully vested and the majority of the total outstanding balance was comprised of grants to the Board of Directors.

(2)	DESU grants vested with a performance multiplier of fifty percent.

PENGROWTH Third Quarter 2013 Financial Results	38

(b) Common Share Rights Incentive Plan
The following provides a continuity of the common share options and rights:

	Nine months ended September 30, 2013		Year ended December 31, 2012
Share unit options and rights (1)	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of period	1,470,651	$11.27	2,217,274	$12.96
Expired	(571,057)	17.36	(543,475)	17.65
Forfeited	(32,140)	10.73	(131,258)	16.32
Exercised	—	—	(71,890)	6.26
Outstanding, end of period	867,454	$7.27	1,470,651	$11.27

Composed of:
Share unit options	837,301	$7.06	855,995	$7.05
Share unit rights	30,153	13.02	614,656	17.13
Outstanding, end of period	867,454	$7.27	1,470,651	$11.27

(1)
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. The final tranche of share unit options and rights will expire in 2015.

12.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended September 30		Nine months ended September 30
Cash provided by (used for):	2013	2012	2013	2012
Accounts receivable	$15.4	$(3.0)	$14.0	$20.1
Accounts payable	(32.6)	(10.2)	(9.4)	(65.2)
	$(17.2)	$(13.2)	$4.6	$(45.1)
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended September 30		Nine months ended September 30
Cash provided by (used for):	2013	2012	2013	2012
Accounts receivable	$(8.8)	$—	$(8.8)	$3.0
Accounts payable, including capital accruals	33.9	29.8	34.9	10.0
	$25.1	$29.8	$26.1	$13.0

13.	AMOUNTS PER SHARE
The following reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Weighted average number of shares – basic	518,801,922	504,276,658	516,170,101	426,169,726
Dilutive effect of share based compensation plans	—	—	—	1,886,049
Weighted average number of shares – diluted	518,801,922	504,276,658	516,170,101	428,055,775
For the three and nine months ended September 30, 2013, 6.2 million shares and 5.0 million shares (2.3 million and 0.9 million shares for the three and nine months ended September 30, 2012) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

PENGROWTH Third Quarter 2013 Financial Results	39

Further, for the three and nine months ended September 30, 2013, 23.0 million shares (26.3 million and 12.3 million shares for the three and nine months ended September 30, 2012) that are issuable on potential conversion of the convertible debentures that were assumed in the May 2012 NAL acquisition were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

14.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
COMMODITY PRICE CONTRACTS
As at September 30, 2013, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Swaps
Reference point	Volume (bbl/d)	Remaining term	Price per bbl		Settlement currency
Financial:
WTI	19,000	Oct 1, 2013 - Dec 31, 2013	$94.18		Cdn
WTI	500	Oct 1, 2013 - Dec 31, 2013	$100.95		US
WTI	23,000	Jan 1, 2014 - Dec 31, 2014	$94.51		Cdn
WTI	13,000	Jan 1, 2015 - Dec 31, 2015	$92.77		Cdn
WTI	12,500	Jan 1, 2015 - Jun 30, 2015	$95.76		Cdn

Options
Reference point	Volume (bbl/d)	Remaining term	Price per bbl	Premium (payable) received	Settlement currency
Financial:
WTI bought puts	4,000	Oct 1, 2013 - Dec 31, 2013	$91.13	$(9.34)	Cdn
WTI sold calls	2,500	Oct 1, 2013 - Dec 31, 2013	$110.00	$10.46	US
Natural Gas:
Swaps
Reference point	Volume (MMBtu/d)	Remaining term	Price per MMBtu		Settlement currency
Financial:
AECO	118,003	Oct 1, 2013 - Dec 31, 2013	$3.26		Cdn
AECO	18,956	Oct 1, 2013 - Oct 31, 2013	$3.48		Cdn
NGI Chicago Index	12,500	Oct 1, 2013 - Dec 31, 2013	$3.83		Cdn
AECO	9,478	Nov 1, 2013 - Dec 31, 2013	$3.94		Cdn
AECO	99,521	Jan 1, 2014 - Dec 31, 2014	$3.80		Cdn
AECO	9,478	Jan 1, 2014 - Mar 31, 2014	$3.94		Cdn
NGI Chicago Index	5,000	Jan 1, 2014 - Dec 31, 2014	$4.27		Cdn
AECO	11,848	Jan 1, 2015 - Dec 31, 2015	$3.98		Cdn
NGI Chicago Index	2,500	Jan 1, 2015 - Dec 31, 2015	$4.45		Cdn

Collars			Price per MMBtu
Reference point	Volume (MMBtu/d)	Remaining term	Bought puts	Sold calls	Settlement currency
Financial:
AECO	1,896	Oct 1, 2013 - Dec 31, 2013	$2.64	$3.22	Cdn

PENGROWTH Third Quarter 2013 Financial Results	40

Commodity Price Sensitivity
Each Cdn$1/barrel change in future oil prices would result in approximately Cdn$17.0 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at September 30, 2013 (September 30, 2012 – Cdn$7.3 million). Similarly, each Cdn$0.25/MMBtu change in future natural gas prices would result in approximately Cdn$14.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (September 30, 2012 – Cdn$14.2 million).
As at close September 30, 2013, the AECO gas spot price was $1.92/MMBtu (September 30, 2012 – $2.16/MMBtu), the WTI prompt monthly price was Cdn$105.43/barrel (September 30, 2012 – Cdn$90.68/barrel).

POWER PRICE CONTRACTS
As at September 30, 2013, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference point	Volume (MW)	Remaining term	Price per MWh	Settlement currency
Financial:
AESO	20	Oct 1, 2013 - Dec 31, 2013	$61.44	Cdn
AESO	10	Jan 1, 2014 - Dec 31, 2014	$51.74	Cdn
AESO	10	Jan 1, 2015 - Dec 31, 2015	$49.75	Cdn
As at close September 30, 2013, the Alberta power pool spot price was $52.92/MWh (September 30, 2012 – $18.24/MWh). The average Alberta power pool price was $83.61/MWh for the three months ended September 30, 2013 (September 30, 2012 – $78.09/MWh).
Power Price Sensitivity
Each Cdn$1/MWh change in future power prices would result in approximately Cdn$0.2 million pre-tax change in the unrealized gain (loss) on power risk management contracts as at September 30, 2013 (September 30, 2012 – Cdn$0.1 million).
FOREIGN EXCHANGE CONTRACTS
U.K. pound sterling Denominated Term Debt
Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate ($1Cdn = U.K. pound sterling)
50.0	December 2015	0.50
15.0	October 2019	0.63
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Amount (U.S.$ millions)	Fixed rate ($1Cdn = $U.S.)
Swap	May 2015	50.0	0.98
Swap	July 2017	250.0	0.97
Swap	August 2018	125.0	0.96
Swap	October 2019	15.0	0.94
Swap	May 2020	20.0	0.95
		460.0

PENGROWTH Third Quarter 2013 Financial Results	41

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2013	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	$4.6	$0.7

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at September 30, 2012	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9.0	$0.5
Unrealized foreign exchange risk management gain or loss	$2.5	$0.6
INTEREST RATE CONTRACTS
The following interest rate swap contracts were outstanding at September 30, 2013. These contracts reduce exposure to rising interest rates by fixing the interest rate on floating rate debt. Under the contracts, Pengrowth pays the fixed interest rate, and receives the floating interest rate on the notional amounts. The floating interest rate received is the three-month Bankers Acceptance CDOR ("Canadian Depository Offered Rate").

Remaining term	Notional monthly amount (Cdn$ millions)	Fixed interest rate (%)
Oct 2013 - Jan 2014	22.0	1.5%
Oct 2013 - Mar 2014	28.0	2.0%
Interest Rate Sensitivity
Interest Rate Contracts
A 1 percent change in interest rates, with all other variables held constant, would result in approximately $0.1 million pre-tax change in interest expense as at September 30, 2013 (September 30, 2012 – $0.5 million), due to the change in fair value of the derivatives contracts.
Bank Interest Cost
As at September 30, 2013, Pengrowth had no floating rate debt outstanding, therefore Pengrowth had no interest rate risk. For the nine months ended September 30, 2012, a 1 percent increase in interest rates would have increased pre-tax interest expense by $3.7 million.

PENGROWTH Third Quarter 2013 Financial Results	42

Summary of Gains and Losses on Risk Management Contracts
The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the Statements of Income (Loss).

As at and for the nine month period ended September 30, 2013	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$0.3	$0.6	$—	$0.9
Non-current portion of risk management assets	4.0	0.1	11.1	15.2
Current portion of risk management liabilities	(45.0)	(0.3)	(1.2)	(46.5)
Non-current portion of risk management liabilities	(0.2)	—	(15.7)	(15.9)
Risk management assets (liabilities), end of period	$(40.9)	$0.4	$(5.8)	$(46.3)
Less: Risk management assets (liabilities) at beginning of period	7.0	(0.8)	(17.8)	(11.6)
Unrealized gain (loss) on risk management contracts for the period	$(47.9)	$1.2	$12.0	$(34.7)
Realized gain (loss) on risk management contracts for the period	(39.3)	3.6	1.5	(34.2)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(87.2)	$4.8	$13.5	$(68.9)

As at and for the nine month period ended September 30, 2012	Commodity contracts (1)	Power and Interest contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$12.0	$—	$1.6	$13.6
Non-current portion of risk management assets	2.1	0.2	0.4	2.7
Current portion of risk management liabilities	(2.9)	(1.2)	(1.4)	(5.5)
Non-current portion of risk management liabilities	(3.8)	(0.5)	(21.3)	(25.6)
Risk management assets (liabilities), end of period	$7.4	$(1.5)	$(20.7)	$(14.8)
Less: Risk management assets (liabilities) at beginning of period	(42.1)	0.5	(24.1)	(65.7)
	$49.5	$(2.0)	$3.4	$50.9
Less: Risk management assets (liabilities) acquired from NAL	18.4	(0.6)	(1.6)	16.2
Unrealized gain (loss) on risk management contracts for the period	$31.1	$(1.4)	$5.0	$34.7
Realized loss on risk management contracts for the period	4.5	(1.5)	(0.3)	2.7
Total unrealized and realized gain (loss) on risk management contracts for the period	$35.6	$(2.9)	$4.7	$37.4
(1) Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.
(2) Unrealized gains and losses are included in other (income) expenses and interest expense, respectively. Realized gains and losses are included in operating expenses and interest expense, respectively.
(3) Unrealized and realized gains and losses are included as part of separate captions in expenses.

PENGROWTH Third Quarter 2013 Financial Results	43

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the remediation trust funds and minority investment in a private company are equal to their carrying amount as these assets are carried at their estimated fair value.

The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at September 30, 2013	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$53.7	$53.7	$53.7	$—	$—
Fair value of risk management contracts	16.1	16.1	—	16.1	—
Investment in private corporation	5.0	5.0	—	—	5.0

Financial Liabilities
Convertible debentures	236.3	239.0	239.0	—	—
U.S. dollar denominated senior unsecured notes	1,218.8	1,365.9	—	1,365.9	—
Cdn dollar senior unsecured notes	39.9	43.4	—	43.4	—
U.K. pound sterling denominated unsecured notes	108.1	116.0	—	116.0	—
Fair value of risk management contracts	62.4	62.4	—	62.4	—

			Fair value measurements using:
As at December 31, 2012	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$53.8	$53.8	$53.8	$—	$—
Fair value of risk management contracts	15.4	15.4	—	15.4	—
Investment in private corporation	20.0	20.0	—	—	20.0

Financial Liabilities
Convertible debentures	237.1	237.4	237.4	—	—
U.S. dollar denominated senior unsecured notes	1,225.9	1,424.8	—	1,424.8	—
Cdn dollar senior unsecured notes	39.9	45.2	—	45.2	—
U.K. pound sterling denominated unsecured notes	104.8	116.5	—	116.5	—
Fair value of risk management contracts	27.0	27.0	—	27.0	—

PENGROWTH Third Quarter 2013 Financial Results	44

RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS

	As at
Gross amounts	September 30, 2013	December 31, 2012
Risk management contracts
Current asset	$11.2	$20.8
Non-current asset	20.6	3.8
Current liability	(56.8)	(15.7)
Non-current liability	(21.3)	(20.5)
	$(46.3)	$(11.6)

15.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended September 30		Nine months ended September 30
	2013	2012	2013	2012
Currency exchange rate ($1Cdn = $U.S.) at period end	$0.97	$1.02	$0.97	$1.02
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(26.1)	(31.8)	43.5	(30.6)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt	4.5	(0.3)	3.3	0.4
	$(21.6)	$(32.1)	$46.8	$(30.2)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts	$9.8	$(1.0)	$(9.0)	$(2.6)
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(4.6)	0.1	(3.0)	(2.4)
Unrealized (gain) loss on foreign exchange risk management contracts	$5.2	$(0.9)	$(12.0)	$(5.0)
Unrealized foreign exchange (gain) loss	$(16.4)	$(33.0)	$34.8	$(35.2)
Realized foreign exchange (gain) loss	$0.1	$—	$(1.3)	$0.4

16.	COMMITMENTS
Contractual commitments relating to the Lindbergh Project totaled $33.8 million at September 30, 2013. These contractual commitments have decreased from June 30, 2013 as expenditures have been incurred during the third quarter.

PENGROWTH Third Quarter 2013 Financial Results	45